02046361

333-12834

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2002 7/1/2002

* HOLMES FINANCING (No 2) PLC *
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

1127884

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 2) PLC

Dated 19th July, 2002

By [signature]

P J Lott (Authorised Signatory)

<u>Holmes Financing No 2 plc</u>

<u>Periodic Report to Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 11 June 2002 to 08 July 2002</u>

All values are in thousands of pounds sterling unless otherwise stated

<u>Mortgage Asset Analysis</u>

<u>Analysis of Mortgage Trust Movements</u>

	Current Period	
	Number	£000's
Brought Forward	278,108	17,323,778
Replenishment	16,790	1,097,488
Repurchased	(3,229)	(235,861)
Redemptions	(6,194)	(392,376)
Losses	(3)	(24)
Other Movements	0	0
Carried Forward	285,472	17,795,005

	Cumulative	
	Number	£000's
Brought Forward	125,191	6,399,214
Replenishment	308,747	20,988,604
Repurchased	(60,258)	(4,183,612)
Redemptions	(78,130)	(5,429,949)
Losses	(78)	(252)
Other Movements	0	0
Carried Forward	295,472	17,795,005

Annualised 1 Month CPR	50.26%	**(Including redemptions and repurchases)
Annualised 3 Month CPR	69.25%	
Annualised 12 Month CPR	41.41%	

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

<u>Asset Profiles</u>

Weighted Average Seasoning	40.31	
Weighted Average Loan size	£62,336.38	
Weighted Average LTV	78.66%	*** (see below)
Weighted Average Remaining Term	19.01	

<u>Product Type Analysis</u>	£000's	%
Variable Rate	11,990,274	67.38%
Fixed Rate	5,804,731	32.62%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,795,005	100.00%

<u>Mortgage Standard Variable Rate</u>

<u>Effective Date</u>	<u>Rate</u>
01 December 2001	6.10%

<u>Geographic Analysis</u>

Region	Number	£000's	%
East Anglia	11,020	610,117	3.43%
East Midlands	15,199	792,421	4.45%
Greater London	54,023	4,217,677	23.70%
North West	34,601	1,697,673	9.54%
North	13,509	622,538	3.50%
South East	78,169	5,707,288	32.07%
South West	22,693	1,340,329	7.53%
Wales	14,743	684,464	3.85%
West Midlands	19,083	1,027,589	5.77%
Yorkshire and Humberside	20,310	942,868	5.30%
Unknown	2,212	152,367	0.86%
Total	285,472	17,795,005	100.00%

Holmes Financing No 2 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 June 2002 to 08 July 2002

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	4,138	164,948	0.93%
25.01 - 50.00	27,942	1,416,523	7.97%
50.01 - 75.00	68,918	4,620,697	25.97%
75.01 - 80.00	14,886	1,011,876	5.69%
80.01 - 85.00	18,625	1,312,695	7.38%
85.01 - 90.00	41,069	2,991,138	16.81%
90.01 - 95.00	109,094	6,275,128	35.26%
Total	285,472	17,795,005	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	278,108	17,391,235	(2,420)	97.73%
1.00 - 1.99 months	4,871	266,253	2,167	1.50%
2.00 - 2.99 months	1,117	64,406	942	0.36%
3.00 - 3.99 months	527	28,464	602	0.16%
4.00 - 4.99 months	306	17,127	471	0.10%
5.00 - 5.99 months	179	10,027	337	0.06%
6.00 - 11.99 months	292	14,709	701	0.08%
12 months and over	31	1,342	1	0.01%
Properties in Possession	43	1,422	117	0.01%
Total	285,472	17,795,005	2,918	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Shares of Trust last Distribution Date (08 July 2002)

	£000's	%
Funding Share	10,918,354	61.35629%
Seller Share	6,876,651	38.64371%
	17,795,005	100.00000%
Minimum Seller Share	711,812	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	1,065,140
Additional Amounts Accumulated	21
Payment of Notes	0
Carried Forward	1,065,161

Excess Spread

Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5467%
Quarter to 15/10/2001	0.4621%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/4/2002	£154,308,742.00	£19,000,000.00
Required Amount as at 15/4/2002	£165,000,000.00	£81,204,567.00
Percentage of Notes	1.41%	0.17%

Holmes Financing No 2 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 June 2002 to 08 July 2002

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	38	1,563
Repossessed in Period	13	404
Sold in Period	(8)	(428)
Carried Forward	43	1,539

	Cumulative	
	Number	£000's
Repossessed to date	150	6,635
Sold to date	(107)	(5,096)
Carried Forward	43	1,539

Repossession Sales Information

Average time Possession to Sale	84	Days
Average arrears at time of Sale	£3,050.00	

MIG Claim Status

	Number	£000's
MIG Claims made	68	330
MIG Claims outstanding	11	58

Average time claim to payment	27

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £16 billion